Dear Shareholder:

Five years after the market peak in March 2000, stocks posted a much more modest decline. Clipper Fund's results for the quarter ended March 31, 2005, appear below along with comparable results for a major market index and a fund peer group:

Average Annual Total Return (as of 03/31/05)[1]

	Clipper Fund℠	S&P 500 Index [2]	Morningstar Large Value Peer Group [3]
First Quarter*	-3.1%	-2.2%	-0.8%
1 Year	5.6%	6.7%	9.4%
5 Years	12.6%	-3.2%	4.3%
10 Years	15.2%	10.8%	10.3%
Since Inception**	15.1%	12.9%	***

* Not annualized.

** Inception Date: 02/29/84.

*** Data not available.

The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Past performance is not indicative of future results. ***See footnotes on page 6.***

Cash Is Not a Four Letter Word

Your cash position has been creeping up. In general, this reflects the generous prices accorded equities in today's market. In particular, it reflects our sale of stocks in your portfolio as their prices rose to our estimates of their intrinsic values. It also reflects the shortage of new cheap stocks to buy. Less obviously, the choice of cash reflects the realization (detailed in the next two sections) that investors are living in a golden age that may not last forever.

The problem with cash is patience. There are times, and this is one of them, that building cash is a rational course of action

until really good opportunities present themselves. That may take an uncomfortably long period. In the meantime, the temptation for investors is the same as for proverbially drunken sailors.

If the cash is there, the compulsion to spend it is there too. We will do our best to remain sober in our actions with your assets, but we do admit to more than a little impatience.

Capitalists of the World Unite!

Fish probably don't notice the water they swim in, at least not until a fisherman deprives them of it. Investors, being smarter than fish, are fully capable of observing their current environment. For owners of capital, the current environment is as good as it gets. The unanswerable question is whether something in the future will deprive them of the remarkably good fortune they enjoy in the present.

Start with profits. After-tax profit margins on the Standard & Poor's Industrials are at a record high. Measured as a percentage of GDP, corporate profits are back to levels last seen in 1929. For capitalists, but not workers, these are the (relatively) good old days.

It gets better. Not only are profits at historically high levels, but investors are willing to capitalize those profits at generous price-to-earnings ratios. Not only have (note the past verb tense) the prices of stocks been bid up, so have the prices of other long-term assets such as bonds and real estate. While owners have been getting richer, they also benefit from the conspicuous absence of one sometimes fatal fear that historically has afflicted the rich.

Karl Marx Lives

Napoleon was thinking of atheists such as Marx was to become when he said, "Religion is what keeps the poor from murdering the rich." Both men believed that passionate class conflict is a basic part of the human condition, so both would be astonished to observe its absence today. Income inequality is rising and the reduction of inheritance taxes promises a calcified class structure based on unearned wealth. Still there is no hint of the predicted rebellion of the envious many against the fortunate few. Investors can remain relieved that Marx remains a prophet without honor in this country.

Or maybe not. Karl Marx died in 1883 after an illness in Britain. His dogma died in 1989 after the wall fell in Berlin. Like the villain in a horror movie, however, he keeps coming back. The political and economic debate in every developed nation will be shaped for years by Marx's most compelling maxim: "From each according to his ability, to each according to his need."

If demography is destiny, then the need is obvious. The need will come from the relentless increase in retired people. The situation is even worse for low birth rate nations such as Germany and Italy that slowly are becoming giant retirement villages with charming museums attached. The current debate over Social Security is one part of the issue; health care and prescription drug benefits are another (drug companies are practicing Marxists in their pricing policies; they charge rich countries far more for the same needed pill than they charge poor countries with less ability to pay).

If the need is obvious, the ability to provide it is slightly less so. As the ratio of workers to retirees falls, the burden of providing support and medical care falls disproportionately on younger workers. The issue is less clear from a financial standpoint, but future funds to pay will have to come from people who have the money, which probably means rich owners of capital such as stockholders.

And back to Marx. He thought of class based on economic condition (i.e., wicked capitalist vs. exploited worker). The new class divide may be those with retirement needs vs. those able but maybe not so enthusiastic about providing them. It is not realistic to imagine a mob of howling senior citizens storming the barricades, but it is realistic to imagine them trundling to the ballot box. Votes, not violence, may be the method of resolving this class conflict. Seniors vote.

The Odd Couple—Fannie and Freddie

Start with the larger of your two holdings in this business—Freddie Mac. It has a new CEO who is off to a good start and seems well-matched to his position. Its accounting controversy (Freddie *understated* profits) is past and financial results for 2004 have been reported. Freddie's capital position is strong and recently it raised its dividend substantially.

Fannie Mae is probably about a year behind Freddie in most of the issues mentioned above. Fannie's public and personal fight with its federal regulators is largely over, and the regulators clearly won. Congress may change the regulatory structure for both companies, but still seems to favor the housing industry that Fannie and Freddie help support.

This does not mean that there is no longer risk to the future; there always is. The real question is how well an investor is being paid to take that risk in what even Alan Greenspan conceded are "very formidable organizations" that "can outcompete anybody." At less than 10x this year's estimated earnings, we believe the stocks of both Fannie and Freddie are cheap enough to assume the relevant risk. They may be an odd couple with regard to recent controversy, but we think they will be a profitable duo in their future performance.

Retailing Is a Tough Business

It is hard to find any place in this country without a surplus of stores. Retailing is a highly competitive business where old stars fade (e.g., Sears) and new ones arise (e.g., Wal-Mart). Permanent advantages are few, so success depends largely on the determined execution of basic business details. The retailers in your portfolio demonstrate both our hit and miss in this tough business.

CVS has been a hit. Drugstores are a good business by retailing standards. Their strong volume growth stems from an aging population increasingly concerned about health. Customers tend to be loyal to the pharmacist who has their files for prescriptions and forms for insurance. When we first bought CVS, the company had a problem with shrinkage (i.e., theft), a problem that we believed was fixable. They quickly fixed that problem and went on to make what appears to be a profitable acquisition of another drug chain. The only dark lining in this silver cloud is that the price of CVS stock has risen to where it is no longer the bargain it was two years ago.

The supermarkets have been a miss, partially because of growing competition from super-efficient Wal-Mart. A major labor strike at both companies and failed acquisitions by Safeway hurt too. At present prices, however, Kroger and Safeway both appear cheap. Kroger's management seems to agree with that assessment as indicated by their sustained repurchases of their own stock.

Marry in Haste, Repent at Leisure

Substitute "legislate" for "marry" and you have the idea behind Senator Shelby's recent remark, "Nearly three years ago, when we passed Sarbanes-Oxley by an overwhelming vote, it was legislation that was a response to corporate corruption and accounting problems. When you have a response like that, you run the risk that you may have reached too far." Five years ago Capitol Hill was consumed by anger over corporate misdeeds and a compulsion to do something—anything—about them. Representative Michael Oxley described the mood at the time: "Summary executions would get 85 votes in the Senate right now." Sarbanes-Oxley passed the Senate by 97–0, a remarkable unanimity that likely could not be achieved for God, motherhood or apple pie.

The compulsion to act is not the same as wisdom to act well. Now that the tsunami of new legislation and regulation largely has passed, corporate America is dealing with the consequences. Some crooks have gone to the prisons they deserve. Some corporate practices have been changed as needed. In other cases, however, there is a growing repentance now over the actions done in the heat of the moment then. There is the burden of added paperwork and bureaucracy for the overworked staff of the SEC as well as for investment managers. As cool reflection replaces the passions of the moment, a more rational judgment about the costs and benefits of the new rules can be made. That judgment lies sometime in the future, but doubts about the wisdom of all of them already are in the present.

Sincerely,
Your Portfolio Management Team



James H. Gipson
Chairman & President

Michael C. Sandler
Douglas W. Grey
Bruce G. Veaco
Nugroho "Dédé" Soeharto
Peter J. Quinn
Kelly M. Sueoka

April 7, 2005

Performance Disclosure

[1] The performance presented for Clipper Fund℠ (the "Fund") on page 1 assumes reinvestment of dividends and capital gains distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance data quoted. To obtain current month end performance data call 1-800-776-5033. Average annual total return measures annualized change while total return measures aggregate change.

[2] The S&P 500 Index is an unmanaged, capitalization-weighted index of the common stocks of 500 major US corporations. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees and expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the S&P 500 Index is fully invested. You cannot invest directly in an index.

[3] The Morningstar Large Value Peer Group comprises those actively managed large value mutual funds monitored by Morningstar; the Peer Group is unmanaged and as of March 31, 2005, included 1,205 mutual funds. The Peer Group returns reflect deductions for fees and expenses.

This material is submitted for the general information of shareholders of the Fund. The report is not authorized for distribution to prospective investors unless accompanied by a current prospectus. To order a prospectus, which explains management fees and expenses and the special risks of investing in the Fund, visit www.clipperfund.com or call 1-800-776-5033.

The discussion of investments of the Fund represents the views of the Fund's managers at the time of this report which are subject to change without notice. While the Fund's managers believe that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods.

Because the Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's returns more volatile than a more diversified fund.

Portfolio holdings are subject to change without notice and are not intended as recommendations of individual stocks.

Financial Statement Disclosure

The following corrects a few errors in the Fund's annual report dated December 31, 2004: The Fund's portfolio turnover rate for 2004 was 19%, not the 16% indicated in the Financial Highlights. The *Realized gain on investments* for the year in the Statement of Operations included short-term investments rather than excluding such investments. Likewise, the sales of investment securities stated in Note 3 of the Notes to Financial Statements included, rather than excluded, short-term investments and U.S. Government Obligations. We regret these errors.

Forward-Looking Statement Disclosure

As mutual fund managers, one of our responsibilities is to communicate with shareholders in an open and direct manner. In so far as some of our opinions and comments in our letters to shareholders are based on current management expectations, they are considered "forward-looking statements" which may or may not be accurate over the long term. While we believe we have a reasonable basis for our comments and we have confidence in our opinions, actual results may differ materially from those we anticipate. You can identify forward-looking statements by words such as "believe," "expect," "may," "anticipate," and other similar expressions when discussing prospects for particular portfolio holdings and/or the markets, generally. We cannot, however, assure future results and disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, information provided in this report should not be considered a recommendation to purchase or sell any particular security.

Investment Portfolio
March 31, 2005

Common Stocks

	Shares	Market Value	% of Fund
Consumer Discretionary			
Media			
Interpublic Group of Companies, Inc.*	8,826,000	$108,383,280	1.6%
Time Warner Inc.*	3,706,000	65,040,300	1.0%
Total Consumer Discretionary		173,423,580	2.6%
Consumer Staples			
Beverages			
The Coca-Cola Company	3,429,700	142,915,599	2.1%
Food Products			
Kraft Foods Inc.	5,071,900	167,626,295	2.5%
Food Staples Retailing			
CVS Corporation	1,361,800	71,657,916	1.1%
The Kroger Co.*	8,750,400	140,268,912	2.1%
Safeway Inc.*	6,439,900	119,331,347	1.7%
		331,258,175	4.9%
Tobacco			
Altria Group Inc.	4,514,100	295,176,999	4.4%
Total Consumer Staples		936,977,068	13.9%
Energy			
Oil & Gas			
El Paso Corporation	17,974,800	190,173,384	2.8%
Total Energy		190,173,384	2.8%
Financials			
Capital Markets			
Merrill Lynch & Co., Inc.	2,784,400	157,597,040	2.3%
Consumer Finance			
American Express Company	7,075,200	363,453,024	5.4%
Insurance			
Marsh & McLennan Companies Inc.	13,479,000	410,031,180	6.0%
Old Republic International Corporation	2,774,160	64,610,186	1.0%
		474,641,366	7.0%

*Non-income producing securities.

Investment Portfolio
March 31, 2005

Common Stocks (Continued)

	Shares	Market Value	% of Fund
Financials (Continued)			
Thrifts & Mortgage Finance			
Fannie Mae	4,760,700	$ 259,220,115	3.8%
Freddie Mac	9,492,700	599,938,640	8.9%
		859,158,755	12.7%
Total Financials		**1,854,850,185**	**27.4%**
Health Care			
Health Care Providers & Services			
HCA Inc.	4,005,000	214,547,850	3.1%
Tenet Healthcare Corporation*	19,189,400	221,253,782	3.3%
		435,801,632	6.4%
Pharmaceuticals			
Johnson & Johnson	1,552,300	104,252,468	1.5%
Pfizer Inc.	14,170,300	372,253,781	5.5%
Wyeth	3,376,800	142,433,424	2.1%
		618,939,673	9.1%
Total Health Care		**1,054,741,305**	**15.5%**
Industrials			
Commercial Services & Supplies			
Pitney Bowes Inc.	2,120,000	95,654,400	1.4%
Industrial Conglomerates			
Tyco International Ltd.	8,054,300	272,235,340	4.0%
Total Industrials		**367,889,740**	**5.4%**
Information Technology			
IT Services			
Electronic Data Systems	15,755,700	325,670,319	4.8%
Total Information Technology		**325,670,319**	**4.8%**
TOTAL COMMON STOCK (COST $4,424,964,821)		**4,903,725,581**	**72.4%**

---

*Non-income producing securities.

Investment Portfolio
March 31, 2005

	Par Value	Market Value	% of Fund
SHORT TERM INVESTMENTS			
US Treasury Bill (0.00%, 05/26/05)	$975,500,000	$ 971,604,829	14.4%
US Treasury Bill (0.00%, 08/18/05)	$306,826,000	303,370,832	4.5%
US Treasury Bill (0.00%, 04/21/05)	$230,000,000	229,667,880	3.4%
US Treasury Bill (0.00%, 07/28/05)	$217,632,000	215,626,739	3.2%
State Street Repurchase Agreement (2.25%, dated 03/31/05, due 04/01/05)	$137,603,000	137,603,000	2.0%
TOTAL SHORT TERM INVESTMENTS (COST $1,858,636,665) ...		**1,857,873,280**	**27.5%**
TOTAL INVESTMENT PORTFOLIO (COST $6,283,601,486)		**6,761,598,861**	**99.9%**
Cash and Receivables less Liabilities		**3,699,422**	**0.1%**
TOTAL NET ASSETS		**$6,765,298,283**	**100.0%**

*Non-income producing securities.

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CLIPPER FUND℠

9601 Wilshire Boulevard, Suite 800
Beverly Hills, California 90210
Telephone (800) 776-5033
Shareholder Services
& Audio Response (800) 432-2504
Internet: www.clipperfund.com

INVESTMENT ADVISER

Pacific Financial Research, Inc.
Internet: www.pfr.biz

DIRECTORS

F. Otis Booth, Jr.
James H. Gipson
Professor Lawrence P. McNamee
Norman B. Williamson

TRANSFER & DIVIDEND PAYING AGENT

Boston Financial Data Services
Post Office Box 219152
Kansas City, Missouri 64121-9152
(800) 432-2504

Overnight Address:
330 W. 9th Street, 3rd Fl.
Kansas City, MO 64105

ADMINISTRATOR & CUSTODIAN

State Street Bank and Trust Company

COUNSEL

Paul, Hastings, Janofsky & Walker LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

Investment Company File No. 811-3931

This report is not authorized for distribution to prospective investors unless accompanied by a current prospectus.

CLIPPER FUND℠



QUARTERLY REPORT

MARCH 31, 2005